www.brandywinerealty.com
Cira Centre | 2929 Arch Street, Suite 1800 | Philadelphia, PA 19104 | t 610.325.5600 f 610.325.5622

October 9, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
101 F. Street, N.E.
Washington, D.C. 20549
ATTN: Eric McPhee, Shannon Menjivar, Catherine De Lorenzo and Isabel Rivera
Re:     Brandywine Realty Trust
    Form 10-K for the year ended December 31, 2023
    Form 10-Q for the Quarterly period ended June 30, 2024
    Response dated August 13, 2024
    File No. 001-09106
Brandywine Operating Partnership, L.P.
Form 10-K for the year ended December 31, 2023
    Form 10-Q for the Quarterly period ended June 30, 2024
    Response dated August 13, 2024
File No. 000-24407
Ladies and Gentlemen:
We are submitting this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated September 23, 2024 (the “Comment Letter”) with regard to the combined Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) and the combined Form 10-Q for the quarterly period ended June 30, 2024 of Brandywine Realty Trust (“Parent Company”) and Brandywine Operating Partnership, L.P. (the “Operating Partnership” and, together with the Parent Company, the “Company”).
Set forth below in italicized text is the comment contained in the Comment Letter. Immediately below the Staff’s comment is the Company’s response to that comment.

Form 10-Q for the quarterly period ended June 30, 2024
Notes to Unaudited Consolidated Financial Statements
4. Investment in Unconsolidated Real Estate Ventures, page 18
1.We note your disclosure regarding the recapitalization of the MAP Venture. Please provide us with a detailed analysis of the transactions that occurred, how those transactions were accounted for, the current ownership of the venture, and how you are now accounting for this venture.
Company Response:
In response to the Staff’s comment, we are providing the below detailed analysis of the transaction.
Transaction Description.
Pre-Recapitalization:
Prior to the Recapitalization (as described and defined below) in June 2024, the Operating Partnership, through a direct wholly-owned subsidiary owned a 50% equity interest in a limited liability company, which we refer to in this Response as the “Original MAP Venture.” The remaining 50% equity interest in the Original MAP Venture was held by a third party (the “Former Member”) unaffiliated with the Company.

The Original MAP Venture, through a direct wholly-owned limited liability company, owned 100% of a limited liability company, which we refer to in this Response as the “MAP Ground Tenant.”

The Operating Partnership and the Former Member formed the Original MAP Venture and its subsidiaries in 2016 to acquire from the Operating Partnership a ground lease interest (through a 99-year ground lease (the “Ground Lease”)) in a portfolio of 58 office properties that contain an aggregate of 3,924,783 square feet located in the Pennsylvania Suburbs, New Jersey/Delaware, Metropolitan Washington, D.C. and Richmond, Virginia (collectively, the “Buildings”). Concurrently with the transfer of the Buildings to the Original MAP Venture, the Operating Partnership conveyed the land underlying the Buildings to an entity (the “Initial Ground Lessor” and, together with its subsequent assignee, the “MAP Ground Lessor”) and the Initial Ground Lessor entered into the Ground Lease with the MAP Ground Tenant.

A wholly-owned subsidiary of the Operating Partnership provided, and continues to provide, management and leasing services for the Buildings and receives a management and leasing fee for such services.

In connection with the formation of the Original MAP Venture, the Original MAP Venture obtained non-recourse debt financing in the amount of approximately $180.8 million, secured by a leasehold mortgage on the Buildings. This loan had a maturity date of February 2018 and was subject to three successive one-year extension options. This loan was refinanced in 2018 by a non-recourse loan in the amount of $185.0 million, secured by a leasehold mortgage on the Buildings (the “MAP Venture Loan”), and with a maturity date of August 1, 2023. The lender under the MAP Venture Loan (the “MAP Mortgage Lender”) provided the Original MAP Venture with three successive two-month extensions until February 27, 2024. At December 31, 2023, the balance under the MAP Venture Loan was $179.8 million. As disclosed in the 2023 Form 10-K, at the time of the filing of the 2023 Form 10-K in February 2024, the Company and the Former Partner were actively endeavoring to recapitalize the Original MAP Venture and refinance, restructure or extend the maturity date of the MAP Venture Loan.

In connection with the formation and capitalization of the Original MAP Venture, the Company determined that the Original MAP Venture was a variable interest entity, or VIE, in accordance with the ASC 810, Consolidation. As a result, the Company used the VIE model to determine if the Company was required to consolidate the Original MAP Venture. Based on the provisions in the limited liability company agreement governing the operations of the Original MAP Venture, the Company determined that it shared with the Former Partner the power to control the activities that most significantly impacted the economics of the Original MAP Venture. Since control was shared, the Buildings were not consolidated by the Company and accounted for under the equity method of accounting.

The build-up of the Company’s negative investment balance in the Original MAP Venture was due to the Company making an election to provide financial support to the Original MAP Venture and as such recognizing its pro-rata share of losses and cash distributions in excess of its original investment balance. As of December 31, 2023, the Company's negative investment balance was $48.7 million and included within “Other Liabilities” on the consolidated balance sheets contained in the Company’s audited financial statements for the year ended December 31, 2023.

The Recapitalization:

In note 4 of the unaudited consolidated financial statements included in the Company’s combined Quarterly Report on Form 10-Q for the quarter ended June 30,

2024, the Company disclosed the recapitalization of the Original MAP Venture, comprised of several related transactions between the Company, the Former Partner, the MAP Ground Lessor and the MAP Mortgage Lender. We refer to these related transactions, collectively, as the “Recapitalization.”

Through the Recapitalization, and as detailed below: (1) a wholly-owned subsidiary of the Operating Partnership purchased, for $10.00, the entire equity interest of the Former Member in the Original MAP Venture (the “Buy-out Component”); (2) an entity owned by the Operating Partnership and an entity owned by the MAP Ground Lessor (an unrelated 3rd party) formed a new limited liability company, which we refer to in this Response as the “KB Venture,” to purchase 14 of the Buildings from the Original MAP Venture (the “Building Sale Component”); and (3) the Original MAP Venture used a portion of the proceeds from the sale of the 14 Buildings to fund a partial ($24.5 million) payment on account of the MAP Venture Loan concurrently with the bifurcation of the MAP Venture Loan into an “A Note” with a principal balance of $122.5 million and a ”B Note” with a principal balance of $32.0 million (the “Loan Restructuring Component”). As part of the Loan Restructuring Component, the MAP Mortgage Lender obtained the right to receive, in addition to payments of interest and principal on the A Note and B Note, approximately 95% of the net cash flows from the operations of, and the net capital proceeds from the sales of, the Buildings. The three components of the Recapitalization event were negotiated together, contingent upon each other, and occurred contemporaneously. Given the inter-dependency of the three components, the Company looked at this as one transaction where the Company did not gain sole control, at any time during the Recapitalization, over the operations of the Buildings.

The Buy-out Component: As the result of the Buy-out Component, as described above, the Original MAP Venture ceased to be a joint venture entity and the Company recorded the $53.8 million net gain on real estate venture transactions in the Consolidated Statement of Operations. The gain is recognized due to the buyout of the prior equity partner, the Original MAP Venture no longer existing as a Joint Venture, the overall recapitalization event, and the intent to no longer fund future losses of the New MAP Venture. As used below, the term “New MAP Venture” refers to another entity within the Original MAP Venture after giving effect to the acquisition by wholly-owned subsidiaries of the Operating Partnership of 100% of the Original MAP Venture’s equity interests.

The Building Sale Component: Through the Building Sale Component, the MAP Ground Lessor made an initial capital contribution to the KB Venture in the amount of $13.0 million and loaned $13 million to the Original MAP Venture, which is evidenced by a three-year note that bears interest at approximately 4.66% per annum and the proceeds of which were contributed to the MAP Ground Tenant. In addition, the

Operating Partnership loaned $13.0 million to the Original MAP Venture, which in turn contributed the proceeds to the MAP Ground Tenant. Thereupon, and as part of the Loan Restructuring Component, the MAP Ground Tenant used $24.5 million of the aggregate $26.0 million to fund a partial paydown of the MAP Venture Loan and retained the remaining $1.5 million to fund future capital expenditures at the Buildings that continue to secure the MAP Venture Loan. Also as part of the Building Sale Component, the New MAP Venture transferred, free from the mortgage of the MAP Mortgage Lender, 14 of the Buildings to the KB Venture at an agreed upon aggregate value of $26.0 million in exchange for a 66.66% capital interest and a 50.0% profits interest in the KB Venture. Accordingly, after giving effect to the foregoing, the MAP Ground Lessor held a 33.33% capital interest and a 50.0% profits and the New MAP Venture held the remaining interests in the KB Venture. The business plan of the KB Venture contemplate the prompt sales of the Buildings transferred to the KB Venture with proceeds from the sales used to fund repayment of the $13.0 million loan made by the MAP Ground Lessor to the MAP Venture and the balance distributed, in liquidation of the KB Venture, to the New MAP Venture (for application in turn to reduce the balance of the A Note discussed below) and to the MAP Ground Lessor in accordance with their respective capital interest percentages.

The Loan Restructuring Component: As noted above, the Loan Restructuring Component involved: (i) the $24.5 million payment by the MAP Ground Tenant on account of the MAP Venture Loan; (ii) the bifurcation of the MAP Venture Loan into an “A Note” with a principal balance of $122.5 million and a ”B Note” with a principal balance of $32.0 million; and (iii) receipt by the MAP Mortgage Lender of a “residual cash entitlement” as described below. Each of the A Note and B Note has a scheduled maturity date on March 1, 2027, subject to one, conditional two-year extension of the maturity date. The A Note is interest only during the initial three-year term and bears interest at SOFR plus 275 basis points. The B Note accrues interest at SOFR plus 275 basis points but no payments are due on the B Note priority to the maturity date.

As part of the restructured loan documents, all proceeds from the operations and dispositions of the Buildings owned by the MAP Ground Tenant are deposited into a cash management account maintained by the MAP Mortgage Lender and are to be applied in accordance with a specified “waterfall” and operating covenants.
In addition, the Operating Partnership agreed to fund up to $12 million for tenant and capital improvements required in excess of the leasing reserve pursuant to leases that the Operating Partnership proposes, in its discretion, to cause the New MAP Venture to enter into or otherwise undertakes, which capital would be subordinate to the A Note and accrue interest at 8.0% per annum.

In addition, the restructured loan documents provide for the MAP Ground Tenant, working together with the MAP Ground Lessor, to sell the Buildings held by the MAP Ground Tenant (at or above agreed upon “release prices”) and apply the net sales proceeds, in part to fund past due amounts owing to the MAP Ground Lessor and in part to fund repayments of the A Note and B Note and in part to fund a brokerage fee (ranging from 2.0% to 1.0%) that would become payable to an affiliate of the Operating Partnership for services related to the sales.

Under the “waterfall,” after the MAP Ground Lessor has received the payments owing to it and after the A Note and B Note have been repaid in full, residual cash proceeds from the sales are to be split 95.0% to the MAP Mortgage Lender and 5.0% to the MAP Ground Tenant.

Accounting Analysis.
Based on the structure of the New MAP Venture, the Company considered the interests in the New MAP Venture to determine if it had a variable interest in the New MAP Venture. The Company determined that it has a variable interest in the New MAP Venture through its ownership of all of the “common” equity of the New MAP Venture and its 5% participation in any future residual proceeds after giving effect to loan repayments and to payments of other obligations owing to third parties, including the MAP Ground Lessor. The Company also determined that the MAP Mortgage Lender holds a variable interest in the New MAP Venture through its right to receive 95.0% of residual cash proceeds from sales of the Buildings. The Company then determined that the New MAP Venture is a variable interest entity. Finally, the Company analyzed if it is the primary beneficiary of the New MAP Venture. The Company determined that it is not the primary beneficiary of the New MAP Venture because the Company does not have the ability to direct the activities of the New MAP Venture that most significantly impact the economic performance of the New MAP Venture.
The Company considered ASC 810, Consolidation, and determined that the KB Venture does not meet the criteria to be considered a VIE. The KB Venture was assessed for consolidation under the Voting Interest Entity Model. Under this model, the Company analyzed if it controlled the activities of KB Venture. The Company determined that it did not control the activities of KB Venture and therefore did not need to consolidate KB Venture because all major decisions must be unanimously approved by both members of the KB Venture. These major decisions include the acquisition or disposition of assets (other than sales prescriptively permitted in accordance with the operating agreement governing the KB Venture), entry into leases of space covering in excess of 15,000 square feet, debt incurrences, adoption of budgets, and other additional substantive items. In light of its analysis, the

Company is accounting for the KB Venture as an unconsolidated equity method investment.
Currently, and after completion of the above transactions, the Company has a balance of zero in its equity method investment in the New MAP Venture. The New MAP Venture is expected to continue to generate losses but the Company has not guaranteed any of the obligations of the New MAP Venture or otherwise committed to funding any future losses. As such, the Company has stopped recording losses in the new MAP venture and will maintain a zero investment balance on its books and records.
In connection with this response, the Company acknowledges that the Company is responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please let us know if you have any further questions or comments that we should address. I can be reached at 610-832-7434.
Best Regards,
/s/ Thomas E. Wirth
Thomas E. Wirth
Executive Vice President & CFO
Brandywine Realty Trust
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